UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): May 14, 2021

Superconductor Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-21074	77-0158076
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification Number)

15511 W State Hwy 71, Suite 110-105, Austin, TX 78738

(Address of Principal Executive Offices) (Zip Code)

(512) 650-7775

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	SCON	OTC QB

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On May 14, 2021, Superconductor Technologies Inc. (“Superconductor”), AIU Special Merger Company, Inc., a Delaware corporation and wholly-owned subsidiary of Superconductor (“Merger Sub”), and Allied Integral United, Inc., a Delaware corporation (“Clearday”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which terminated the February 26, 2020 merger agreement among the same parties (the “Prior Agreement”) without liability. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Clearday, with Clearday continuing as a wholly-owned subsidiary of Superconductor (the “Merger”), and Superconductor would amend its certificate to effect a reverse stock split of its shares of common stock, par value $0.001 per share (“Superconductor Common Stock”), increase its authorized capital stock and change its name to Clearday, Inc. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and has been approved by the boards of directors of Superconductor and AUI, respectively.

Subject to the terms and conditions of the Merger Agreement at the effective time of the Merger (the “Effective Time”):

The Merger will result in an acquisition of Superconductor by holders of securities issued by Clearday. If the Merger is completed, each share of Clearday Common Stock (other than certain shares held by the parties to the merger, their affiliates and shares held by dissenting holders, as explained further below) will be converted into the right to receive shares of Superconductor Common Stock (and, if applicable, cash for fractional shares as described further below), less any applicable withholding taxes, equal to the Exchange Ratio (as defined in the Merger Agreement), ratably adjusted to reflect any stock split, reverse stock split, consolidation or combination of the securities of Superconductor or Clearday after the date of the merger agreement and prior to the Effective Time (as defined in the merger agreement).

Each share of Clearday’s 6.75% Series A Cumulative Convertible Preferred Stock (“Clearday Series A Preferred”) that is not converted into shares of Clearday Common Stock by Clearday will remain outstanding and, in accordance with its terms, may be exchanged for shares of Superconductor Common Stock after giving effect to the Exchange Ratio.

In addition, Superconductor will assume the obligations under the warrants issued by Clearday, which may be exercised for Superconductor Common Stock (“Clearday Warrants”), and will assume the obligation to issue Superconductor Common Stock in respect of the 10.25% Series I Cumulative Convertible Preferred Stock (“Clearday Care Preferred”) issued by Clearday Alternative Care, Inc., a Delaware corporation and a subsidiary of Clearday (“Clearday Care”); and units of the limited partnership interests (“Clearday OZ LP Interests”) issued by Clearday Alternative Care OZ Fund LP, a Delaware limited partnership that is a subsidiary of Clearday Care (“Clearday OZ Fund”). Clearday Care and Clearday OZ Fund are referred to collectively as the “Certain Clearday Subsidiaries”.

In connection with the Merger, Superconductor stockholders will be asked to approve a reverse stock split of the Superconductor Common Stock, which is one of the transactions contemplated by the Merger Agreement. The exact ratio of the reverse stock split will be a ratio (up to 20-into-1) that results in the opening price of the Superconductor Common Stock on the closing date of the Merger as determined by the Superconductor Board and approved by Clearday to result in the price per share of Superconductor Common Stock to equal $10.00 per share. In some cases, Superconductor stockholder as of immediately prior to the Effective Time will be issued additional shares of Superconductor Common Stock to ensure that, after giving effect to the reverse stock split, they continue to own (as of the Effective time) at least 3.64% of the combined company’s total shares outstanding.

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Based on Superconductor’s closing stock price per share of $1.04 on May 13, 2021, the estimated merger consideration would represent an aggregate amount of approximately 33,723,958 shares of Superconductor Common Stock to be (1) issued to holders of Clearday Common Stock, including shares of Clearday Series A Preferred stock that are converted into shares of Clearday Common Stock and (2) reserved for issuance upon exercise of the Clearday Warrants, Clearday Series A Preferred (that are not converted into shares of Clearday Common Stock), the Clearday Care Preferred and the Clearday OZ LP Interests. The result of the merger will be that Superconductor stockholders will, immediately after the merger, hold approximately 3.6% of the Superconductor Common Stock, determined on a fully diluted basis as defined in the Merger Agreement and subject to future dilution based on the potential exchange of Clearday Care Preferred and Clearday OZ LP Interests into Superconductor Common Stock. The value of the stock issued or reserved for issuance as part of the Merger consideration will fluctuate with the market value of Superconductor Common Stock until the Merger is completed. As a result, the value of the Merger consideration, or the securities issued by Superconductor, could be greater than, less than or the same as the value of the Merger consideration on the date of the joint proxy and consent solicitation statement/prospectus filed in connection with the Merge ror at the time of the special meeting of the Superconductor stockholders.

Shares of Superconductor Common Stock are traded on the OTC Market OTCQB market under the symbol “SCON.” Superconductor Common Stock was previously reported on the Nasdaq Capital Market (“Nasdaq”) and such common stock was delisted, effective at the open of business on Wednesday, September 30, 2020 due to Superconductor’s non-compliance with Nasdaq Listing Rule 5550(a)(2), the minimum $1 bid price requirement.

The securities of Clearday and its subsidiaries are not traded on any public exchange or market. Superconductor urges you to obtain current market quotations for the shares of Superconductor Common Stock.

After completion of the merger, Superconductor will be renamed “Clearday, Inc.” and its common stock will continue to trade on the OTC Markets OTCQB. Superconductor will then assess its ability to list its common stock on Nasdaq or another exchange such as the NYSE American.

An aggregate amount of up to approximately $1.5 million of change in control or severance payments that the executive officers of Superconductor (Jeff Quiram, Bill Buchanan and Adam Shelton) would otherwise have been entitled to receive in cash under the existing severance and change of control agreements with Superconductor (“Existing Agreements”) will be settled via agreements (“Officer Agreements”) in an aggregate amount of $1 million of Superconductor Common Stock (of which each executive officer will receive their ratable share based on their respective change in control or severance payments under their Existing Agreements), issued and valued at based on the 30 day volume weighted average price of the combined company’s common stock prior to the 183rd day after the Effective Time. However, such price shall not be lower than the lowest price that the combined company issues common stock (if any) in such 183 day period, if such stock is issued in a bona fide, arm’s length transaction for proceeds of at least $1 million or if such stock is issued in a registered offering (other than an “at-the-market” offering). Clearday may, at its option, elect to pay the cash value of any shares that would otherwise have been issued. Accordingly, the maximum aggregate value of the Officer Agreements is equal to $1 million.

In addition to the contractual change in control or severance cash payments, under the Existing Agreements the executive officers are entitled to: (i) in the case of Mr. Quiram (a) previously-authorized cash bonus (if any) for the 12-month period following Mr. Quiram’s termination and (b) 24 months of coverage for Mr. Quiram and his spouse/dependents under group health, life or other similar plans substantially comparable to those in which Mr. Quiram and his spouse/dependents participated on the date of termination; and (c) accelerated vesting of all outstanding equity awards upon the change in control; and (ii) in the case of the other executive officers, (a) 18 months of subsidized COBRA and life insurance continuation and (b) accelerated vesting of all outstanding equity awards upon the termination and an extended post-termination exercise period.

In connection with the Merger, Superconductor has prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that has not been declared effective yet, and which contains a proxy statement/prospectus, and will seek the approval of Superconductor’s stockholders with respect to certain actions, including, but not limited to, the following (collectively, the “Superconductor Stockholder Matters”):

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●	the issuance of Superconductor Common Stock to the Clearday stockholders pursuant to the Merger Agreement and the change of control of Superconductor resulting from the Merger as if applicable Nasdaq rules applied;

●	the amendment of Superconductor’s certificate of incorporation to effect the reverse split of the outstanding shares of the Superconductor Common Stock described above and to change the name of Superconductor to “Clearday, Inc.”; and

●	the amendment of Superconductor’s certificate of incorporation to increase the number of authorized shares of Superconductor Common Stock to 60,000,000 shares.

The Registration Statement will also be used as a consent solicitation statement to solicit approval from Clearday’s stockholders required for the Merger.

The Merger Agreement provides among other things, during the period from the date of the Merger Agreement until the Effective Time, each of Superconductor and Clearday will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Each of Superconductor and Clearday are required to hold a meeting of its stockholders (or solicit consent) to vote upon the adoption of the Merger Agreement and, subject to certain exceptions for Superconductor, to recommend that its stockholders vote to adopt the Merger Agreement.

Additionally, until the earlier to occur of the Effective Time or the termination of the merger agreement in accordance with its terms, Clearday will pay to Superconductor to its fund operating costs and expenses, $120,000 (each payment, an “Operating Payment”) per month, payment being due on the first business day of each calendar month commencing July 2021, and paid on or prior to the tenth day of each such month; provided, that the amount of an Operating Payment shall be deferred (and Clearday will not have a monthly payment obligation) to the extent that Parent has not exhausted the proceeds it received (or in the future may receive) on account of loans under the Paycheck Protection Program (the “PPP Loans”) administered by the United States Small Business Administration (“SBA”) established under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act or amounts under the Employee Retention Credit under the CARES Act. Superconductor agrees to promptly apply for such funds and that the aggregate amount of the Operating Payments shall not be more than $600,000.

The completion of the Transaction is subject to customary conditions, including (i) adoption of the Merger Agreement by each of Superconductor and Clearday stockholders, (ii) the Registration Statement being declared effective by the Securities and Exchange Commission (“SEC”) and (iii) the Superconductor officers with severance rights entering Officer Agreements. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) subject to certain exceptions, performance by the other party of its obligations under the Merger Agreement, (iii) the absence of any Material Adverse Effect (as defined in the Merger Agreement) on the other party and (iv) the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the Transaction or making the completion of the Transaction illegal. In addition, it is a condition to closing that Superconductor’s adjusted net working capital computed in accordance with the terms of the Merger Agreement be not less than negative $250,000 as of immediately prior to the Effective Time (counting proceeds of Paycheck Protection Program and similar COVID related government programs as current assets, but not counting the debt from such programs as current liabilities for this purpose) and that all directors of Superconductor, other than Jeffrey Quiram, Superconductor’s current Chief Executive Officer, shall have resigned from the Board of Directors of Superconductor; Mr. Quiram is expected to remain a member of the Board of Directors.

The Merger Agreement can be terminated (i) at any time with the mutual consent of the parties, (ii) by either of Superconductor and Clearday if any governmental consent or approval required for Closing is not obtained, or any governmental entity issues a final non-appealable order or similar decree preventing the Merger, (iii) by either of Superconductor and Clearday if the Merger shall not have been consummated on or before July 6, 2020, (iv) by Superconductor and Clearday, upon the breach by the other of a term of the Merger Agreement, which is not cured within 15 days of the date of written notice thereof by the other; (v) by Superconductor if Clearday is unable to obtain the affirmative vote of its stockholders for approval of the Merger; (vi) by Clearday if Superconductor is unable to obtain the affirmative vote of its stockholders required pursuant to the terms of the Merger Agreement; (vii) by Superconductor or Clearday if the other party’s directors change their recommendation to their stockholders to approve the Merger in the manner contemplated by the Merger Agreement, or if there is a knowing and material breach by the other party thereto to seek such stockholder approval or to mail the Registration Statement to its stockholders (“Change of Recommendation/Meeting Breach”) and (viii) by Superconductor if it has delivered a Superior Notice (as defined in the Merger Agreement). Superconductor also has specified additional termination rights discussed below.

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Except as otherwise agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby and by this Agreement shall be paid by the party incurring such cost or expense.

If Superconductor terminates the merger agreement because (1) it has delivered a Superior Notice (as defined in the Merger Agreement), (2) the Superconductor Board changes its recommendation of the merger to its stockholders or (3) Superconductor knowingly and materially breaches its obligation to call or hold the special meeting or to cause this joint proxy and consent solicitation statement/prospectus to be mailed to its stockholders in advance of the special meeting, then Superconductor will pay to Clearday a break-up fee of up to $300,000. Superconductor also agrees that if the merger agreement is terminated due to a failure to obtain approval from Superconductor’s stockholders and, after the date of the merger agreement and prior to such termination, Superconductor were to consummate certain competing transactions within a 12 month period, then Superconductor would also pay Clearday such break-up fee.

If Clearday terminates the Merger Agreement because its board changes its recommendation of the merger to its stockholders or it knowingly and materially breaches its obligation to seek its stockholders’ consent to adopt the merger agreement, the merger and the other transactions and actions contemplated by the merger agreement (including to cause this joint proxy and consent solicitation statement/prospectus to be mailed to its stockholders in advance of the Clearday Stockholder Action (as defined in the Merger Agreement)), then Clearday will pay to Superconductor a break-up fee equal to $800,000 less the amount of the Operating Payments (as defined above) that have been paid. If Clearday terminates the Merger Agreement because it failed to obtain the required stockholder approval, then Clearday will pay to Superconductor a break-up fee equal to $300,000 less the amount of the Operating Payments that have been paid.

The Merger Agreement contains customary representations and warranties. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Superconductor or Clearday, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Superconductor, AUI, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement, as well as in the Forms 10-K, Forms 10-Q and other filings that Superconductor makes with the SEC.

The foregoing description of the Merger Agreement above, is subject to, and qualified in its entirety by, the Merger Agreement, attached as Exhibit 2.1 hereto, which is incorporated in this Item 1.01 by reference in its entirety.

Information contained on the Superconductor and Clearday websites do not constitute part of this statement.

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Item 1.02 Termination of Material Definitive Agreement

The Prior Agreement was terminated by the Merger Agreement without liability to any party. The information from Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 1.02 by this reference.

Item 8.01. Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by Superconductor and Clearday on May 17, 2021 announcing the execution of the Merger Agreement.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Superconductor, Clearday, the proposed Merger, and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Superconductor, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Superconductor and Clearday to consummate the Merger; risks related to Superconductor’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Superconductor’s likely need to file for bankruptcy if the Merger is not timely approved and consummated; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of Superconductor or Clearday to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; regulatory requirements or developments; changes in capital resource requirements; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Superconductor’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Superconductor can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Superconductor undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

In connection with the proposed Merger, Superconductor has filed relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. INVESTORS AND STOCKHOLDERS OF SUPERCONDUCTOR ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUPERCONDUJCTOR, THE MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Superconductor with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Superconductor with the SEC by contacting Superconductor by mail at Superconductor Technologies Inc., 9101 15511 W State Hwy 71, Suite 110-105Austin, TX 78738, (512) 650-7775, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Superconductor and its directors and executive officers and Clearday and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Superconductor in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information about Superconductor’s directors and executive officers is included in Superconductor’s definitive proxy statement filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Superconductor at the address above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated May 14, 2021, by and among Superconductor Technologies Inc., Clearday Special Merger Company, Inc. and Allied Integral United, Inc.

99.1	Joint Press Release, dated May 14, 2021, used by Superconductor Technologies Inc. and Allied Integral United, Inc.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Superconductor Technologies Inc.

Date: May 17, 2021	By:	/s/ Jeffrey Quiram
Jeffrey Quiram
Chief Executive Officer

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